UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
     For the transition period from            to
Commission file number 1-10033
A.	Full title of the plan: Wellman, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wellman, Inc. 1041 521 Corporate Center Drive Fort Mill, South Carolina 29715

Audited Financial Statements and Supplemental Schedule
Wellman, Inc. Retirement Plan
Years Ended December 31, 2006 and 2005

Wellman, Inc. Retirement Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Employee Benefits Committee
Wellman, Inc.
We have audited the accompanying statements of net assets available for benefits of Wellman, Inc. Retirement Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefits Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 28, 2007

Wellman, Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments	$151,412,101	$146,715,898
Employer contributions receivable	3,368,860	3,003,679

Net assets available for benefits	$154,780,961	$149,719,577

See accompanying notes.

Wellman, Inc. Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005

Additions
Participant contributions	$3,238,366	$3,174,798
Employer contributions	4,538,340	3,995,118
Transfer from Wellman, Inc. Employee Stock Ownership Plan	—	6,016,625

Net investment income:
Interest and dividends	7,461,078	6,318,362
Net appreciation in fair value of investments	443,052	245,407

Net investment income	7,904,130	6,563,769

Total additions	15,680,836	19,750,310

Deductions
Distributions to participants	10,593,286	14,165,964
Administrative expenses	23,080	18,756
Transfer to Wellman, Inc. Employee Stock Ownership Plan	3,086	—

Total deductions	10,619,452	14,184,720

Increase in net assets available for benefits	5,061,384	5,565,590
Net assets available for benefits at beginning of year	149,719,577	144,153,987

Net assets available for benefits at end of year	$154,780,961	$149,719,577

See accompanying notes.

Wellman, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of the Wellman, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all domestic non-bargaining employees of Wellman, Inc. and its subsidiaries (the “Company”) that are age twenty-one or older. Employees that have at least three months of service are eligible to make employee contributions, and employees that have at least one year of service are eligible to receive Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
The Plan includes 401(k), money purchase plan (the “Pension”) and discretionary performance provisions. The Pension component is totally funded by Company contributions. For the 2006 and 2005 plan years, the Company’s Pension contribution was 6% of each participant’s eligible compensation plus an additional 5% of the portion of such compensation in excess of the Social Security taxable wage base but less than the statutory defined contribution plan compensation limits. The Plan has met the minimum funding standards of ERISA and the permitted disparity provisions of the Internal Revenue Code (the “Code”).
The Company also sponsored an Employee Stock Ownership Plan (the “ESOP”). The ESOP was terminated as of December 1, 2005 and the account balances of non-union employees of the Company who participated in the ESOP were transferred from the ESOP to the Plan in 2005.
For the 2006 and 2005 plan years, participants could contribute to their 401(k) accounts, as maintained under the Plan, up to 50% of their compensation through payroll deductions up to the maximum stated amount per calendar year defined by the Code. Highly Compensated Employees may be subject to further employee contribution limitations imposed by the Plan in order to pass the ADP non-discrimination testing.

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
In the event a participant elected to contribute to the Plan on a before-tax basis, the Company contributed $.50 for each $1.00 of the participant’s contribution on the first 4% and $1.00 for each $1.00 of the participant’s contribution up to the next 1%, of the participant’s eligible compensation by pay period. Participants who have attained age 50 before the end of the Plan year and who are making the maximum allowable contributions either under the Code or under the Plan are eligible to make catch-up contributions.
The performance plan provision of the Plan is funded by Company contributions at the discretion of the Company. The Company may contribute that amount for a given plan year as designated by the Company’s Board of Directors. No performance contribution was made in 2006 or 2005.
The annual additions to a participant’s accounts under the Plan are limited by the Code to the lesser of $44,000 or 100% ($42,000 or 100% for 2005) of the participant’s gross compensation.
Vesting
A participant’s Pension account is 100% vested upon completion of five years of vesting service with the Company. A participant’s 401(k) account attributable to contributions by the participant and matching contributions is immediately 100% vested. The portion of the participant’s 401(k) account, if any, attributable to the Company’s discretionary performance contributions is 100% vested after three years of service. A participant is also automatically 100% vested in all accounts under the Plan at age 65 or upon death or disability while employed by the Company.
Participant Accounts
Each participant’s account is credited with the Company’s contributions, the participant’s contributions, and Plan earnings based on the participant’s investment fund choices and the performance of those funds. Such earnings are net of any third-party fees charged to the plan participants in connection with their investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeited balances of terminated participants’ nonvested accounts may be used to reduce future Company contributions or to pay certain plan expenses. Forfeitures were $53,967 and $58,894 for the years ended December 31, 2006 and 2005, respectively.

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans
Effective January 1, 2002, the Plan was amended to allow participant loans. Participants may borrow from the Plan a minimum initial loan amount of $1,000 and a maximum loan amount equal to the lesser of 50% of their vested balance (excluding pension accounts) or $50,000. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate based upon National City Bank’s prime rate.
Payment of Benefits
Upon retirement at or after age 65, or earlier if the participant dies, becomes disabled, or terminates employment, the vested balance in the participant’s account is paid to the participant or the participant’s beneficiaries in the form of either a lump-sum distribution, substantially equal annual installments, or a nontransferable annuity contract. Prior to August 2006, both active and terminated participants who had attained the age of 59 1/2 were permitted two partial withdrawals during a calendar year from the 401(k) component of the Plan. In August 2006, the Plan was amended to increase the number of these permitted withdrawals from two to four in a calendar year. Prior to January 1, 2007, the Plan did not permit partial withdrawals from the Money Purchase component of the Plan. As of January 1, 2007, the Plan was amended to provide that both active and terminated participants who had attained the age of 62 could make up to four partial withdrawals per calendar year from the Money Purchase component of the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will have a fully-vested nonforfeitable interest in their share of the trust fund.

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments and Income Recognition
Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.
Certain investment contracts were held by the Plan during 2005 and 2006. Such investment contracts were recorded at their contract values, which approximated fair value, and represented contributions and reinvested income, less any withdrawals plus accrued interest because these investments had fully benefit-responsive features. As of December 31, 2006, all such investment contracts had matured with the proceeds invested in the ABN AMRO Income Plus Fund.
Purchases and sales of investments are reflected on the trade dates. Gains and losses on the sale of investments are based on the average cost of the investments. Income from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Administrative Expenses
The Plan incurs trustee and recordkeeping expenses. In addition, the Plan’s investment funds charge management fees (including 12(b)-1 fees) which are paid by the shareholders of the respective funds, including those Plan participants who invest in such funds through the Plan. The Company is able to use a portion of these fees to reduce its trustee and recordkeeping expenses. In addition, the Plan was amended in 2004 so that forfeitures can be used to pay certain plan expenses. Any remaining trustee and recordkeeping expenses are paid by the Company. Any expenses related to an individual participant such as brokerage commissions, fees associated with participant loans, and fees for in-service withdrawals are paid by the participant.

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
3. Investments
During 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value, as determined by quoted market price, by $443,052 and $245,407, respectively, as follows:

	Years Ended December 31
	2006	2005

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Shares of registered investment companies	$7,017,012	$2,414,795
Common Stock	(6,573,960)	(2,169,388)

	$443,052	$245,407

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2006	2005

Vanguard Institutional Index Fund	$24,918,032	$23,288,831
ABN AMRO Income Plus Fund	39,750,752	32,985,179
Wellman, Inc. Common Stock	5,767,550	12,544,145
Growth Fund of America	25,417,466	25,123,733
MFS Total Return Fund	17,929,425	17,717,918
Wells Fargo Adviser Small Cap Value Fund	12,624,248	9,980,489
Julius Baer International Equity I Fund	9,753,741	—
Participants that invest in the ABN AMRO Income Plus Fund are making an investment that has its yield determined based on the yield of this fund and the yield of the following investment contracts held by the trust with a value of $0 and $5,702,874 as of December 31, 2006 and 2005, respectively. Therefore, the aggregate value of the combined investment was $39,750,752 and $38,688,053 as of December 31, 2006 and 2005, respectively.
Information regarding the investment contracts held by the trust are as follows:

		Years Ended December 31
		2006	2005

John Hancock Ins. Co.	Matures 03/06/2006	5.77%	5.77%
Mass Mutual Life Ins. Co.	Matures 07/14/2006	5.67%	5.67%
Principal Life Ins. Co.	Matures 04/15/2006	5.62%	5.62%

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
4. Transactions with Parties-in-Interest
Certain investments held by the Plan represent party-in-interest transactions with the trustee. National City Bank is trustee of the Plan and one mutual fund affiliated with National City Bank is an investment choice in the Plan. This is the Allegiant Government Mortgage Fund. The Plan offers Wellman, Inc. common stock as an investment option for participants. All transactions of Wellman, Inc. common stock bought or sold pursuant to Plan are effected on the open market by the trustee.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefits Committee has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
In 2007, a transcription error was found in the Plan Restatement submitted for the September 3, 2002 determination letter. If this was not corrected, this error would result in an unauthorized change in the ADP and ACP non-discrimination testing method from current to prior year testing. The Company is in the process of correcting this error utilizing the Voluntary Correction Program (VCP).
6. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31
2006

Net assets available for benefits per the financial statements	$154,780,961
Less: Amounts allocated to withdrawn participants	335,343

Net assets available for benefits per the Form 5500	$154,445,618

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31
2006

Benefits paid to participants per the financial statements	$10,593,286
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2006	335,343

Benefits paid to participants per the Form 5500	$10,928,629

Supplemental Schedule

Wellman, Inc. Retirement Plan
EIN: 04-1671740
Plan Number: 002
Schedule H Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2006

		(c)
	(b)	Description of Investment Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Value

	Shares of Registered Investment Companies:
	Vanguard Institutional Index Fund	192,284 units	$24,918,032
	PIMCO Total Return Fund	412,808 units	4,284,946
	MFS Total Return Fund	1,098,833 units	17,929,425
	AIM Basic Value Fund	86,470 units	3,164,801
	Growth Fund of America	767,854 units	25,417,466
	Allegiant Government Mortgage Fund	177,404 units	1,610,831
	Julius Baer International Equity I Fund	226,252 units	9,753,741
	Janus Mid Cap Value Investor Fund	82,693 units	1,968,919
	Vanguard Precious Metals and Mining Fund	89,230 units	2,502,907
	Wells Fargo Advisor Small Cap Value Fund	405,532 units	12,624,248
	ABN AMRO Income Plus Fund	39,750,752 units	39,750,752

			143,926,068

	*Wellman, Inc.	1,807,007 shares of Common Stock	5,767,550

	*Loans to Participants	Interest rates from 4.50% to 10.25%	1,718,483

	Total		$151,412,101

*	Indicates party-in-interest to the Plan.

Note:	Column (d) is not presented as all investments are participant directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLMAN, INC. RETIREMENT PLAN
By:	WELLMAN, INC. EMPLOYEE BENEFITS COMMITTEE

By:	/s/ Keith R. Phillips
	Name:	Keith R. Phillips
	Title:	Member

Date: June 28, 2007